Exhibit 12

Hawaiian Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2015	2014
	(in thousands, except ratio of earnings to fixed charges)
Earnings
Income (loss) before income taxes	$41,999	$(8,292)
Total fixed charges (see below)	28,333	26,290
Interest capitalized	(1,293)	(2,776)
Earnings as adjusted	$69,039	$15,222

Fixed Charges:
Interest and amortization of debt discounts and issuance costs	$15,518	$15,010
Portion of rental expense representative of the interest factor	12,815	11,280
Total fixed charges	$28,333	$26,290

Ratio of earnings to fixed charges (a)	2.44	—

Coverage deficiency	$—	$11,068

(a)
For purposes of calculating this ratio, earnings consist of income (loss) before income taxes plus fixed charges, net of capitalized interest. Fixed charges consist of interest expense, the amount amortized for debt discount and issuance cost, and the portion of rental expense representative of interest.